03011514

SECURI[...]MISSION
Washington, D.C. 20549

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RECEIVED FEB 28 2003 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COKER & PALMER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1667 LELIA DRIVE
(No. and Street)

JACKSON (City) MS (State) 39216-4818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DAVID COKER (601) 354-0860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA (Address) JACKSON (City) MS (State) 39201 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. DAVID COKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COKER & PALMER, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

ANN F. PITTMAN, HINDS COUNTY, MS
NOTARY PUBLIC
My Commission Expires August 14, 2004

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COKER & PALMER, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2002 AND 2001

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Coker & Palmer, Inc.

We have audited the accompanying statements of financial condition of Coker & Palmer, Inc. (an S Corporation) as of December 31, 2002 and 2001, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coker & Palmer, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 7, 2003

COKER & PALMER, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	2001
CASH AND CASH EQUIVALENTS	$ 189,976	310,253
RECEIVABLE FROM AND DEPOSITS WITH CLEARING BROKER	33,093	57,888
OTHER ACCOUNTS RECEIVABLE	11,835	11,835
INVESTMENTS:		
Marketable securities, at market value - Note 2	99,000	60,900
Partnership interest - Note 7	38,858	38,834
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $232,165 in 2002 and $205,923 in 2001 - Note 1	54,410	72,704
OTHER ASSETS	-	16,565
	$ 427,172	568,979

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Accounts payable	$ 11,422	45,128
Accrued payroll taxes	53,896	73,168
Retirement plan contribution - Note 6	1,853	3,660
Total liabilities	67,171	121,956
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 1,000,000 shares authorized, 120,000 shares issued and outstanding - Note 5	1,200	1,200
Paid-in capital	88,072	88,072
Retained earnings	270,729	357,751
Total stockholders' equity	360,001	447,023
	$ 427,172	568,979

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

STATEMENTS OF INCOME (LOSS)

	Year Ended December 31, 2002	2001
REVENUE:		
Commissions	$ 3,477,099	3,937,272
Investment income:		
Interest	4,695	4,235
Income from partnership investment - net - Note 7	24	867
Gain on investment securities	38,100	35,988
	3,519,918	3,978,362
EXPENSES:		
Compensation and related expenses	2,337,086	2,513,006
Brokerage and clearing fees	697,144	787,234
Occupancy and management services	168,208	157,550
Communications	61,258	53,727
Quote services	176,485	190,601
Depreciation expense	26,242	34,262
Other operating expenses	140,517	165,465
	3,606,940	3,901,845
NET INCOME (LOSS)	$ (87,022)	76,517

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCES, January 1, 2001	$ 1,200	88,072	281,234	370,506
Net income for year	-	-	76,517	76,517
BALANCES, December 31, 2001	1,200	88,072	357,751	447,023
Net income (loss) for year	-	-	(87,022)	(87,022)
BALANCES, December 31, 2002	$ 1,200	88,072	270,729	360,001

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (87,022)	76,517
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	26,242	34,262
(Earnings) loss of limited partnership - net of cash distribution	(24)	(867)
(Increase) decrease in cash surrender value of life insurance policies	16,565	20,172
Unrealized (gain) loss on marketable securities	(38,100)	(35,988)
(Increase) decrease in operating assets:		
Receivable from and deposits with clearing broker	24,795	(14,341)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(54,785)	86,007
Net cash provided (used) by operating activities	(112,329)	165,762
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of marketable securities	-	(137,117)
Proceeds from sale of marketable securities	-	157,955
Purchase of furniture and equipment	(7,948)	(4,791)
Increase in other accounts receivable	-	(1,340)
Net cash provided (used) by investing activities	(7,948)	14,707
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	(120,277)	180,469
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	310,253	129,784
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 189,976	310,253
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 573	2,142

The accompanying notes are an integral part of these financial statements.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Coker & Palmer, Inc. (the "Company") is a registered securities broker-dealer located in Jackson, Mississippi which clears its transactions on a fully disclosed basis through another broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

Basis of Accounting

The accounting records of the Company are maintained on the accrual basis whereby revenue is recorded when earned and expenses are recognized when incurred. The securities transactions and the related commission revenue and expenses are recorded on trade date.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Security Transactions

Marketable securities are valued at market value. Gains (losses) on investment securities includes both realized and unrealized gains and (losses).

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the assets, five to seven years.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Estimates - continued:

and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

NOTE 2 - MARKETABLE SECURITIES

Marketable securities owned at December 31, 2002 and 2001 are as follows:

	Cost	Quoted Market Value	Unrealized Gain (Loss)
2002:			
Corporate stocks	$ 52,730	99,000	46,270
2001:			
Corporate stocks	$ 52,730	60,900	8,170

NOTE 3 - OFF-BALANCE SHEET CREDIT AND MARKET RISK

Securities transactions of customers are introduced to and cleared through a clearing broker. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from and the deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital of $229,021, which was $129,021 in excess of its required net capital of $100,000. At December 31, 2001, the Company had net capital of $310,235, which was $260,235 in excess of its required net capital of $50,000. The net capital rule may effectively restrict the payment of cash dividends. The Company's net capital ratio was .28 to 1 and .27 to 1, at December 31, 2002 and 2001, respectively.

NOTE 5 - CAPITAL STOCK RESTRICTIONS

The Corporation's Shareholders' Agreement limits the right of its stockholders to sell or transfer their stock. A stockholder must advise the Corporation and other stockholders in writing of their desire to sell or transfer any of the Corporation's stock. The Corporation shall have an option for sixty days within which to acquire the stock. In the event that the option is not exercised by the Corporation, any of the remaining stockholders shall have an option for an additional ten days to acquire the stock. If neither option is exercised, the restriction on transfers shall no longer apply to such stockholder.

NOTE 6 - RETIREMENT PLAN

The Company has established a Salary Reduction Simplified Employee Pension Plan (SARSEP) covering substantially all employees. Participants may contribute a portion of their compensation to the plan. Company contributions are made at the discretion of the Board of Directors. Discretionary contributions in the amounts of $0 and $0, and elective contributions of $57,113 and $66,105 were made for the years ending December 31, 2002 and 2001, respectively.

NOTE 7 - RELATED PARTIES

In November 1998, the Company occupied an office building owned by a separate Company that has common ownership with Coker and Palmer, Inc. There is no lease agreement. Rent paid for 2002 and 2001 was $114,996 and $112,000, respectively.

COKER & PALMER, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 7 - RELATED PARTIES - CONTINUED:

In February 1998, the Company organized a limited partnership, Navarre Partners, L.P. to invest funds in marketable securities. The Company is the general partner of the partnership. The partnership interest is reported on the financial statements at an amount equal to the partners' capital account balance at December 31, 2002 and 2001 less the amount of advisory fees due to the Company under the terms of the partnership agreement as follows:

	2002	2001
Balance per capital account at beginning of year	$ 38,834	37,967
Allocable share of partnership income for the year	24	867
Distributions during the year	-	-
Capital balance at end of year	$ 38,858	38,834

NOTE 8 - MAJOR CUSTOMER

During 2002 and 2001, one of the Company's clients, an institutional investor, generated approximately 26% and 15%, respectively, of the Company's commission revenue.

SUPPLEMENTAL INFORMATION

COKER & PALMER, INC. **SCHEDULE I**

COMPUTATION OF NET CAPTIAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

STOCKHOLDERS' EQUITY:		
Capital stock outstanding		$ 1,200
Additional paid-in capital		88,072
Retained earnings		270,729
		360,001
DEDUCTIONS:		
Non-allowable assets:		
Furniture and equipment	$ 54,410	
Non-Public partnership interest	38,858	
Receivables from non-customers	11,835	
		105,103
Net capital before haircuts on securities positions		254,898
Less: Haircuts		25,877
Net capital		229,021
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	67,171	
Less: Liabilites secured by assets used by the Company in the ordinary course of business	2,648	
	64,523	
MINIMUM CAPITAL REQUIREMENTS (6.67% of $64,523 subject to a minimum capital of $100,000)		100,000
Capital in excess of minimum requirement		$ 129,021
RATE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.28 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002):		
Net capital, as reported in Company's Part II (unaudited) Focus report - as amended		$ 229,021
Net capital as computed above		$ 229,021

COKER & PALMER, INC. **SCHEDULE II**

OTHER SCHEDULES
DECEMBER 31, 2002

The following schedules are not being filed as they are inapplicable, or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent forwards all transactions of its customers to a clearing broker.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent forwards all securities directly to its clearing broker.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
R. MILLER REID
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Coker & Palmer, Inc.

In planning and performing our audit of the financial statements of Coker & Palmer, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Coker & Palmer, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud, may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and any related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 7, 2003